UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14f


                          Gulf Shores Investments, Inc.
             (Exact name of registrant as specified in its charter)

          Nevada                        000-54334                27-0155619
(State or other jurisdiction           (Commission              (IRS Employer
     of incorporation)                 file number)          Identification No.)

                          7985 113th Street, Suite 220
                               Seminole, FL 33772

        Registrant's telephone number, including area code (727) 393-7439

                   INFORMATION FILED PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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                                ****************

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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INTRODUCTION

This Information Statement is being furnished to holders of record of the common stock, par value US$0.00001 per share ("Common Stock"), of Gulf Shores Investments, Inc., a Nevada corporation (the "Company," "we," "us" or "our"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about May 24, 2011, by the Company to the holders of record of shares of its Common Stock as of the close of business on May 24, 2011. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board.

CHANGE OF CONTROL

On May 23, 2011, the Company entered into a stock purchase agreement with David Dreslin, Michael Toups, Entrust of Tampa Bay FBO Edward G Mass, Entrust of Tampa Bay FBO Van Nguyen (collectively, the "Sellers"), Wan-Fang Liu, Yuan-Hao Chang and Pei-Chi Yang (collectively, the "Purchasers"), pursuant to which the Purchasers purchased 77,775,000 shares of the Common Stock from the Sellers for an aggregate amount of $200,000 (the "Stock Purchase").

At the closing of the Stock Purchase, Parashar Patel was appointed as Chief Executive Officer and a member of the Board of Directors of the Company. I-kai Su was appointed as Chief Financial Officer of the Company.

David Dreslin, the Company's sole director tendered his resignation as President, Chief Financial Officer and Treasurer of the Company effective immediately and as a Director, which shall take effect on the 10th day following the filing of this Form 14(f). Sanjiv Matta tendered his resignation as Vice-President and Secretary of the Company effective immediately.

On or about the 10th day after the filing of this Form 14(f), Mr. Dreslin's resignation as a director of the Company shall be effective and the following will be the new executive officers and directors of the Company:

          Name              Age                  Position
          ----              ---                  --------

     Parashar Patel         57       Chief Executive Officer and Director
     I-kai Su               29       Chief Financial Officer
     Wen-Cheng Huang        54       Chairman of the Board of Directors
     Wan-Fang Liu           44       Director
     Tzu-Yung Hsu           40       Director
     Chih-Hung Cheng        37       Director
     Li-Ying Tseng          36       Director

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen

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for our Board of Directors has been furnished to us by such  individual,  and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

A shareholder vote was not required and was not taken with respect to the election of the new directors.

To the best of the Company's knowledge, the incoming directors, were not directors and did not hold any positions with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, prior to closing of the Stock Purchase, except as disclosed herein. To the best of the Company's knowledge, the designees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws

VOTING SECURITIES

Our authorized capital stock consists of 250,000,000 shares of common stock at a par value of $0.00001 per share. On May 23, 2011, the Company entered into a Return to Treasury Agreement with Liu, pursuant to which 48,275,000 shares of the Common Stock beneficially owned by Liu immediately after the Stock Purchase, were retired for $1 (the "Stock Cancellation"). As of May 23, 2010, there were 29,998,000 shares of the Company's common stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of January 13, 2010 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company's executive officers and directors; and (iii) the Company's directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

                                              Common Stock       Percentage of
Name of Beneficial Owner (1)              Beneficially Owned    Common Stock (2)
----------------------------              ------------------    ----------------

DIRECTORS AND OFFICERS:

Parashar Patel, Chief Executive Officer                0                0
I-kai Su, Chief Financial Officer                      0                0
Wen-Cheng Huang                                        0                0
Wan-Fang Liu                                  27,500,000            91.67%
Tzu-Yung Hsu                                           0                0
Chih-Hung Cheng                                        0                0
Li-Ying Tseng                                          0                0
All officers and directors as a group         27,500,000            91.67%

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(1)  Except as otherwise indicated,  the address of each beneficial owner is the
     Company's address.
(2) Applicable percentage ownership is based on 29,998,000 shares of common stock outstanding as of May 23, 2011, together with securities exercisable or convertible into shares of common stock within 60 days of May 23, 2011 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common

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     stock that are currently  exercisable or exercisable  within 60 days of May
     23, 2011 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

CHANGES TO THE BOARD OF DIRECTORS

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new, current directors. The Directors serve 1 year terms or until his successor is elected. We have not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of our operations in the past and the short time elapsed since the closing on the Stock Purchase, but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

RESIGNING DIRECTORS AND EXECUTIVE OFFICERS

DAVID DRESLIN, PRESIDENT, CHIEF FINANCIAL OFFICER, TREASURER AND DIRECTOR

David Dreslin served as President, Chief Financial Officer and Treasurer of the Company until the closing of the Stock Purchase. David Dreslin has worked as a CPA with 24 years of experience dealing with business enterprises both as a consultant and employee. For the past five years Mr. Dreslin has held the position as President of Dreslin Financial Services, Inc. Mr. Dreslin's experience includes 3 years with Deloitte Haskins & Sells, "an International Big-Six Accounting Firm", as a member of their Emerging Business Services department and as a Senior Tax Accountant. In 1990, Mr. Dreslin formed his own Certified Public Accounting firm to provide consulting services to business owners, as well as, acting as their "on-call" financial officer. In 1994 he formed Dreslin Financial Services, Inc. a financial services firm to provide full service accounting and management services to individuals and businesses. Mr. Dreslin has been involved in numerous real estate projects as both principal and advisor and he is a Florida licensed real estate professional. Mr. Dreslin has been actively involved in real estate development and investing since 2006. He has experience in multi-family, commercial and residential real estate properties. Mr. Dreslin also has a number of real estate related clients in his accounting practice and he has experience in real estate valuations. He holds a BBA in Accounting from the University of South Florida. Mr. Dreslin is not a member of a separately designated committee of the Board of Directors and is not an independent director.

SANJIV MATTA, VICE PRESIDEN AND, SECRETARY

Sanjiv Matter served as Vice President and Secretary of the Company until the closing of the Stock Purchase. Sanjiv Matta has been the founder and operator of multi-national businesses, mostly centered around mass distribution, real estate development, sales, marketing and corporate finance. Mr. Matta is a Florida licensed real estate professional and an experienced real estate principal and advisor on developments worldwide, including distressed real estate workout and acquisitions with an REO hedge fund. He is responsible for over $500M in real estate development. Since 1995 to present Mr. Matta has been a Managing Member of Dhampur Sampatyi, an India based real estate developer. The company is a builder and operator of real estate projects in India, the USA and the Caribbean. Dhampur Sampatyi has developed over $600 million in multi-family and commercial properties over 15 years. Since 2001 to present Mr. Matta has been involved in the management of developments for Tricon Development, a Florida based real estate developer. Tricon has developed over $150 million in multi-family residential development projects including Somerset Riverfront,

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Oceanique,  The Claridges,  Howard  Johnson  Riverfront,  Ocean  Park-Hutchinson
Island. From 2006 - 2009 Mr. Matta served as a manager and advisor at the Navigator REO Fund and the Mortgage and Asset Xchange. These two funds manage over $500 million in real estate properties and mortgages. During this same time Mr. Matta participated in real estate seminar selling as president of Indus Planet, a firm marketing 7,000 residential lots in Florida to buyers worldwide by way of seminars and indirect selling through bulk buyers. Most recently, since 2009 Mr. Matta launched a program as principal in a television promotion driven, internet auction sale of REO properties where hundreds of homes were sold each month. Mr. Matta established the joint venture partnerships, raised the required capital and operated an organized acquisition REO platform. (ROE properties are bank repossessed "Real Estate Owned" properties, which are defined as properties in the possession of a lender as a result of foreclosure or forfeiture.)

INCOMING DIRECTORS AND CURRENT OFFICERS

PARASHAR PATEL, CHIEF EXECUTIVE OFFICER

Mr. Parsh has been the Chief Executive Officer and member of the board of directors of UAN Cultural & Creative Co., Ltd. since 2010. Since 2008, Mr. Patel has served as Chief Technical Director of Android Inc. in Auburn Hills, Michigan. From 2005 to 2008, he served as Chief Technical Officer of Avanti Systems, Inc. and while stationed in Taipei Taiwan and in Shanghai China, he was responsible for manufacturing quality control and sequenced delivery. Mr. Patel has over 20 years of business and system development and analyses experience with an emphasis on the design, development, and deployment of large-scale real-time transaction processing systems and applications. Mr. Patel was awarded a B.S. in Chemistry and Mathematics from Grand Valley State University in 1975.

I-KAI SU, CHIEF FINANCIAL OFFICER

Since 2010, Mr. Su has served as Chief Financial Officer of UAN Cultural & Creative Co., Ltd. From 2009 to July 2010, Mr. Su served as Financial Officer of Minerals Mining Co., Ltd., Asia division where his responsibilities included banking, other financial activities, and client relationships. From June 2008 to February 2009, Mr. Su served as stock broker for IBT Securities. From January 2008 to February 2008, Mr. Su served as a loan officer for Cathay United Bank where his responsibilities included marketing of loans, credit cards, funds, and insurance. From March 2007 through December 2007, Mr. Su worked for Nan-Shan Life Co., as an insurance officer proving advice to clients with respect to investment linked insurance products, life insurance and other insurance related products. Prior to that, Mr. Su attended the University of Wollongong from which he was awarded a Master Degree in Finance. While pursing his education, Mr. Su worked part time in the real estate field doing market research and monitoring real estate investment possibilities in Australia for Lou Yin Zhen Land and Law Agent Office.

WEN-CHENG HUANG, CHAIRMAN OF THE BOARD OF DIRECTORS

In 2003, Mr. Huang established Sekitar Co., Ltd., a travelling agency. He has served as Chairman of Sekitar Co., Ltd. since its establishment and overseen its finance, human resources, administration and marketing activities. Mr. Huang's experiences in business management will provide management insight to the Company.

WAN-FANG LIU, DIRECTOR

Ms. Liu has been a member of the board of directors of UAN Cultural & Creative Co., Ltd. since June 30, 2010. Since 2004, Ms. Liu has served as the President of Natural Beauty Inc. of ShenZhen, China. Ms. Liu is in charge of the day to day operations of this company whose main products are cosmetics and other beauty products. The company, headquartered in Hong Kong, is a public company listed on the Hong Kong exchange. Ms. Liu's experience with day to day business operations should be helpful to the Company in the future.

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TZU-YUNG HSU, DIRECTOR

Mr. Hsu has served as Branch Manager of UAN Cultrual & Creative Co., Ltd. since 2010, where he oversees marketing strategy development and manages the sales team. From 1998 to 2010, Mr. Hsu served as Chief Executive Officer of Guo-Xun Marketing Consultant Inc., a company engages in the business of website design and IT service. Mr. Hsu's experiences in management will help the Company to establish and increase its market share rapidly.

CHIH-HUNG CHENG, DIRECTOR

Mr. Cheng has served as a Division Manager at the sales department of Xin-Shi Insurance Broker Co., Ltd. since 2007. From 2007 to 2007, he served as a Branch Manager at the sales department of Ching-Ying Security Ltd. He has substantial experiences in market management. Having him on the board of directors will help the Company in its market operation.

LI-YING TSENG, DIRECTOR

Since 2007, Mr. Tseng has served as a member of the board of directors of Donglyu Co., Ltd. in Taipai, Taiwan. He has had substantial experiences in Market Planning during his time with Donglyu. Mr. Tseng was awarded a B.S. in Finance and Tax from Jinwen University of Science and Technology, Taiwan in 1994. Mr. Tseng's education and experiences will help the Company on its market position.

EXECUTIVE COMPENSATION

We have not had compensation arrangements in place for our executive officers and have not finalized any plan to compensate our executive officers in the future for their services. We intend to enter into employment agreements with our executive officers in the near future. We expect that the compensation arrangements may be comprised of a combination of cash and/or equity awards.

TRANSACTIONS WITH PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

On May 23, 2011, the Company entered into a stock purchase agreement with the Sellers and the Purchasers, pursuant to which the Purchasers purchased 77,775,000 shares of the Common Stock from the Sellers for an aggregate amount of $200,000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended June 30, 2010, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

COMPENSATION OF DIRECTORS

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

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PENSION AND RETIREMENT PLANS

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

EMPLOYMENT AGREEMENTS

We do not have written employment agreements with any of our key employees.

AUDIT COMMITTEE

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are considering independent persons for appointment to the board of directors, including someone who may be qualified as a financial expert to serve on the audit committee.

NO DISSENTERS' RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. NO VOTE OR OTHER ACTION IS BEING REQUESTED OF THE COMPANY'S STOCKHOLDERS. THIS INFORMATION STATEMENT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Magnolia Solar Corporation. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: May 24, 2011                 Gulf Shores Investments, Inc.


                                    By: /s/ Parashar Patel
                                       -----------------------------------------
                                        Parashar Patel
                                        Chief Executive Officer


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